Exhibit 99.1

XP INC. REPORTS 2Q22 KPIS

São Paulo, Brazil, July 15, 2022 – XP Inc. (Nasdaq: XP), a leading, technology-driven platform and a trusted provider of low-fee financial products and services in Brazil, announced today its 2Q22 KPIs. The Portuguese version of this release can be accessed in the Press Release section on the IR website.

1. Investments

Assets Under Custody (in R$ billion)

*Concentrated custodies are custodies greater than R$ 5 billion per client/economic group. These custodies are more volatile by nature.

Total AUC was R$846 billion as of June 30, up 4% year-over-year and down 3% quarter-over-quarter. Year-over-year growth was driven by R$174 billion of net inflows and R$146 billion of market depreciation. Despite being the top-of-mind investment brand and elected four times the best advisory platform in Brazil, XP is still not the market leader. Given the sizeable opportunities in an industry dominated by five established players, we strongly believe that it is a matter of time until we become the main investment platform in Brazil.

Total Net Inflow¹ (in R$ billion)

¹Concentrated custodies are custodies greater than R$ 5 billion per client/economic group. These custodies are more volatile by nature.

On an adjusted basis, monthly net inflows averaged R$14.3 billion, a 44% increase versus 1Q22, reflecting a strong performance of our advisory channel amid a challenging scenario. Total net inflows were R$43 billion on 2Q22 vs R$46 billion on 1Q22, 7% lower sequentially.

Active Clients (in ‘000)

Active clients grew 16% and 4% in 2Q22 vs 2Q21 and 1Q22, respectively, totaling 3.6 million.

IFA Network (in ‘000)

Our network reached 11.3 thousand IFAs in 2Q22, up 5% quarter-over-quarter and 26% year-over-year.

Retail Daily Average Trades² (million trades)

²Daily Average Trades, including Stocks, REITs, Options and Futures

Retail DATs totaled 2.3 million in 2Q22, down 15% year-over-year and flat versus 1Q22. The flat level of DATs quarter-over-quarter reflects the still challenging scenario for both equities and futures.

NPS (Net Promoter Score)

Our NPS, a widely known survey methodology used to measure customer satisfaction, was 76 in June 2022, vs 76 in June 2021. Maintaining a high NPS score remains a priority for XP since our business model is built around client experience. The NPS calculation as of a given date reflects the average scores in the prior six months.

2. New Verticals

Pension Funds (Individual Retirement Plans)

Total Pension Funds (Individual Retirement Plans) AUC³ (in R$ billion)

³Total Pension Funds AUC includes AUC from XP Vida e Previdência and from third party funds distributed in our platform.

As per public data published by Fenaprevi, XPV&P continued with roughly 44% market share in net new money for individual retirement plans in 2022 as of May. Despite our consistent growth, we still represent 3.4% of the market.

Total Individual Retirement Plans AUC was R$54 billion in 2Q22, up 38% year-over-year and 8% quarter-over-quarter. AUC from XPV&P, our proprietary insurer, grew over 77% year-over-year.

Cards

Credit Card TPV (in R$ billion)

Total TPV reached R$5.5 billion in 2Q22, versus R$2.1 billion and R$4.5 billion in 2Q21 and 1Q22, respectively.

Active Cards (in ‘000)

Total active cards surpassed 383 thousand in 2Q22, a growth of 25% quarter-over-quarter and 185% year-over-year.

We officially launched our digital account and debit card mid-June, making it available to all credit card holders, and ended 2Q22 with 193 thousand active accounts. We expect the full experience of the credit card, combined with both debit card and digital account, to further enhance client journey, increasing both our share of wallet and share of spending.

Credit

Credit Portfolio4 (in R$ billion)

Our Credit portfolio reached R$12.9 billion as of June 2022, expanding 12% quarter-over-quarter and 90% year-over-year. The average maturity of our credit book was 3.2 years, with a 90-day Non-Performing Loan (NPL) ratio of 0.0%.

4This portfolio is net of credit loss provisions and does not include Intercompany and Credit Card related loans and receivables.

Non-GAAP Measures

This release includes certain non-GAAP financial information We believe that such information is meaningful and useful in understanding the activities and business metrics of the Company’s operations. We also believe that these non-GAAP financial measures reflect an additional way of viewing aspects of the Company’s business that, when viewed with our International Financial Reporting Standards results, as issued by the International Accounting Standards Board, provide a more complete understanding of factors and trends affecting the Company’s business. Furthermore, investors regularly rely on non-GAAP financial measures to assess operating performance and such measures may highlight trends in the Company’s business that may not otherwise be apparent when relying on financial measures calculated in accordance with IFRS. We also believe that certain non-GAAP financial measures are frequently used by securities analysts, investors, and other interested parties in the evaluation of public companies in the Company’s industry, many of which present these measures when reporting their results. The non-GAAP financial information is presented for informational purposes and to enhance understanding of the IFRS financial statements. The non-GAAP measures should be considered in addition to results prepared in accordance with IFRS, but not as a substitute for, or superior to, IFRS results. As other companies may determine or calculate this non-GAAP financial information differently, the usefulness of these measures for comparative purposes is limited.

About XP

XP is a leading, technology-driven platform and a trusted provider of low-fee financial products and services in Brazil. XP’s mission is to disintermediate the legacy models of traditional financial institutions by:

•	Educating new classes of investors;

•	Democratizing access to a wider range of financial services;

•	Developing new financial products and technology applications to empower clients; and

•	Providing high-quality customer service and client experience in the industry in Brazil.

XP provides customers with two principal types of offerings, (i) financial advisory services for retail clients in Brazil, high-net-worth clients, international clients and corporate and institutional clients, and (ii) an open financial product platform providing access to over 800 investment products including equity and fixed income securities, mutual and hedge funds, structured products, life insurance, pension plans, real-estate investment funds (REITs) and others from XP, its partners and competitors.

Forward Looking Statements

This press release contains "forward-looking statements" within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements are made as of the date they were first issued and were based on current expectations, estimates, forecasts and projections as well as the beliefs and assumptions of management. Words such as "expect," "anticipate," "should," "believe," "hope," “aim,” "target," "project," "goals," "estimate," "potential," "predict," "may," "will," "might," "could," "intend," variations of these terms or the negative of these terms and similar expressions are intended to identify these statements. Forward-looking statements are subject to a number of risks and uncertainties, many of which involve factors or circumstances that are beyond XP Inc’s control. XP, Inc’s actual results could differ materially from those stated or implied in forward-looking statements due to several factors, including but not limited to: competition, change in clients, regulatory measures, a change the external forces among other factors.

For any questions, please contact:

André Martins	Investor Contact: ir@xpi.com.br
Antonio Guimarães	IR Website: investors.xpinc.com
Marina Montemor